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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
================================================================================
1. Name and Address of Reporting Person*

     Thornton,                        John                L.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)
     c/o Goldman, Sachs & Co.
     85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

     New York,                        New York            10004
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

    Ford Motor Company
    (F)
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

================================================================================
4. Statement for Month/Day/Year

    April 23, 2003
================================================================================
5. If Amendment, Date of Original (Month/Day/Year)


================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


               -------------------------------------------

================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

================================================================================

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                          |            |          |           |                                |5.            |6.       |          |
                          |            |          |           | 4.                             |Amount of     |Owner-   |          |
                          |            |          |           | Securities Acquired (A) or     |Securities    |ship     |          |
                          |            |2A.       |3.         | Disposed of (D)                |Beneficially  |Form:    |7.        |
                          |2.          |Deemed    |Transaction| (Instr. 3, 4 and 5)            |Owned         |Direct   |Nature of |
                          |Transaction |Execution |Code       | -------------------------------|Following     |(D) or   |Indirect  |
1.                        |Date        |Date, if  |(Instr. 8) |               | (A) |          |Reported      |Indirect |Beneficial|
Title of Security         |(Month/Day/ |any(Month/|-----------|     Amount    | or  |  Price   |Transactions  |(I)      |Ownership |
(Instr. 3)                |Year)       |Day/Year) | Code  | V |               | (D) |          |(Instr. 3 & 4)|(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                          |            |          |       |   |               |     |          |              |         |          |
Common Stock              |            |          |       |   |               |     |          |   27,207     |    D    |          |
-----------------------------------------------------------------------------------------------------------------------------------|
                          |            |          |       |   |               |     |          |              |         |          |
Common Stock              |  04/23/03  |          |   P   |   |      1,000    | A   |  $10.40  |              |    I    |     01   |
-----------------------------------------------------------------------------------------------------------------------------------|
                          |            |          |       |   |               |     |          |              |         |          |
Common Stock              |  04/23/03  |          |   P   |   |      1,000    | A   |  $10.42  |              |    I    |     01   |
-----------------------------------------------------------------------------------------------------------------------------------|
                          |            |          |       |   |               |     |          |              |         |          |
Common Stock              |  04/23/03  |          |   S   |   |      1,000    | D   |  $10.40  |              |    I    |     01   |
-----------------------------------------------------------------------------------------------------------------------------------|
                          |            |          |       |   |               |     |          |              |         |          |
Common Stock              |  04/23/03  |          |   S   |   |      1,000    | D   |  $10.42  |     -0-      |    I    |     01   |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================
               |     |        |    |       |            |                 |                       |        |9.       |10.   |      |
               |2.   |        |    |       |            |                 |                       |        |Number   |Owner-|      |
               |Con- |        |    |       |            |                 |                       |        |of       |ship  |      |
               |ver- |        |3A. |       |            |                 |                       |        |Deriv-   |of    |      |
               |sion |        |De- |       |5.          |                 |7.                     |        |ative    |Deriv-|11.   |
               |or   |        |emed|       |Number of   |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |Exer-|        |Exe-|       |Derivative  |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |cise |        |cu- |4.     |Securities  |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |Price|3.      |tion|Trans- |Acquired (A)|Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |of   |Trans-  |Date|action |or Disposed |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |Der- |action  |if  |Code   |of (D)      |(Month/Day/Year) |             |Amount   |ative   |Following|In-   |ficial|
Title of       |iva- |Date    |any,|(Instr |(Instr. 3,  |-----------------|             |or       |Secur-  |Reported |direct|Owner-|
Derivative     |tive |(Month/ |(MM/|8)     |4 and 5)    |Date    |Expira- |             |Number   |ity     |Trans-   |(I)   |ship  |
Security       |Secu-|Day/    |DD/ |------ |------------|Exer-   |tion    |             |of       |(Instr. |action(s)|(Instr|(Instr|
(Instr. 3)     |rity |Year)   |YY) |Code |V| (A)  | (D) |cisable |Date    |Title        |Shares   |5)      |(Instr.4)|4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
Ford Stock     |     |        |    |     | |      |     |        |        |             |         |        |         |      |      |
Units          |  02 |        |    |     | |      |     |   02   |   02   |Common Stock | 37,124  |        |  37,124 |  D   |      |
-----------------------------------------------------------------------------------------------------------------------------------|
Ford Stock     |     |        |    |     | |      |     |        |        |             |         |        |         |      |      |
Equivalents    |  03 |        |    |     | |      |     |   03   |   03   |Common Stock |  2,797  |        |   2,797 |  D   |      |
====================================================================================================================================

Explanation of Responses:

01: The Reporting Person is a Director, President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc. ("GS Group"). Spear, Leeds & Kellogg, L.P. ("SLK") is an indirect wholly-owned subsidiary of GS Group. The Reporting Person disclaims beneficial ownership of the securities reported herein as indirectly owned except to the extent of his pecuniary interest therein.

     The securities reported herein as indirectly purchased and sold were purchased and sold and were beneficially owned directly by SLK. Without admitting any legal obligation, SLK or an affiliate will remit appropriate profits, if any, to the Company.

02: These Ford Stock Units were acquired under the Company's Deferred Compensation Plan for Non-Employee Directors. In general, these Ford Stock Units will be converted and distributed to the Reporting Person, without payment, in cash, on January 10th of the year following termination of Board service, based upon the then current market value of a share of Common Stock.

03: These Ford Stock Equivalents were acquired under the Company's Restricted Stock Plan for Non-Employee Directors without payment by the Reporting Person. In general, approximately 20% of the initial grant of 3,496 Ford Stock Equivalents will be converted and distributed to the Reporting Person, without payment, in shares of Common Stock on June 1 of the 5 years commencing 6/1/2002.







By:  s/ Roger S. Begelman                                      April 25, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
            Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.